As filed with the Securities and Exchange Commission on March 28, 2000

                                   UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     Form N-8F
  Application for Deregistration of Certain Registered Investment Companies



1.   Reason fund is applying to deregister (check only one):

     [  ] Merger

     [  ] Liquidation

     [  ] Abandonment of Registration

     [x]  Election of status as a Business Development Company

     Fund requests an order declaring that it ceased to be an investment company as of July 27, 1995, the date that fund elected to be regulated as a business development company.


2.   Name of fund:

     Harris & Harris Group, Inc.


3.   Securities and Exchange Commission File No.:

     811-07074; 814-0176


4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

     [x]  Initial Application           [  ] Amendment

                                     1

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     One Rockefeller Plaza
     14 West 49th Street
     New York, New York  10020


6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Steven B. Boehm, Esq.
     Sutherland Asbill & Brennan LLP
     1275 Pennsylvania Avenue, N.W.
     Washington, D.C.  20004-2415
     (202) 383-0176


7. Name, address and telephone number of individual or entity responsible for maintenance and preservations of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     Ms. Rachel M. Pernia
     Vice President, Controller and Treasurer
     Harris & Harris Group, Inc.
     One Rockefeller Plaza
     14 West 49th Street
     New York, New York  10020
     (212) 332-3603


8.   Classification of fund (check only one):

     [x]  Management company;

     [  ] Unit investment trust; or

     [  ] Face-amount certificate company.


9.   Subclassification if the fund is a management company (check only one):

     [  ] Open-end                 [x]  Closed-end


10.  State law under which the fund was organized or formed:

     New York

                                 2

                                VERIFICATION

     The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Harris & Harris Group, Inc., (ii) he or she is the President of Harris & Harris Group, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

                                        /s/ Mel P. Melsheimer
                                            -----------------
                                            Mel P. Melsheimer